EXHIBIT 99.1

Letter to Shareholders included in the 2004 Annual Report to Shareholders.

NCR is at the mid-point of executing a multi-year plan to deliver greater value to our customers and investors. The company is fundamentally changing its operating model, aggressively realigning cost, and just as important, investing in revenue-producing activities. Although we have more to do, our progress to date has put us in a much stronger position to increase shareholder value in 2005 and beyond.

Since 2003, the company has removed $200 million of cost inefficiency, with $50 million more to be delivered in 2005. Through our continued benchmarking efforts, we’ve identified further opportunities to streamline the company’s cost structure. As a result, in December 2004, we announced our intention to remove an additional $100 million of cost through 2006.

In 2004, we increased investment in areas that should drive innovation for our customers and profitable growth for NCR, particularly in the areas of enterprise analytics and self-service technologies.

The first important area for investment fuels our ability to develop new products and services. Last year, we effectively increased R&D expenditures by adding engineers and optimizing R&D spend throughout NCR. We further strengthened our self-service capabilities through the acquisition of Kinetics, Inc., the leading provider of self-check-in solutions to the travel and hospitality industries, in the fall of 2004.

The second area of increased investment is in sales and consulting personnel. NCR is adding talented, knowledgeable professionals that will help capture the growing demand for enterprise analytics and self-service technologies.

We witnessed the positive results of these investments and cost reduction actions as revenues and profits grew in each of our key product segments in 2004.

•	Teradata® Data Warehousing revenues grew 12 percent and operating income, excluding pension expense, improved more than 50 percent over 2003, reflecting the increased demand for enterprise analytics and market-leading Teradata technology.

•	Revenue growth of 19 percent leveraged an improved operating model in the Financial Self-Service (ATMs) business to drive strong results in 2004. With several regionally-based demand drivers fueling our growth, it is a good time to be in the ATM business.

•	Retail Store Automation revenues grew 8 percent and improved profitability by $26 million from 2003 as retailers began replacing aging point-of-sale systems.

We also made progress in our Customer Services division to increase the efficiency of our service delivery and sharpen our service focus on NCR-branded products. The impact of theses initiatives should become visible in our 2005 financial results.

The positive result of these and other revenue-enhancing and cost-management initiatives were evident in the company’s 2004 results, as we improved operating performance, excluding pension expense, by more than $130 million from 2003. Additionally, the company generated $436 million of cash from operations.

Although we are proud of our improvements to date, NCR’s goal is to achieve a 10 percent operating margin, before pension expense, by 2007. And we continue to benchmark ourselves against industry peers for all cost and expense measures, finding even more opportunity for improvement.

As you evaluate NCR’s current and potential earnings performance, I encourage you to consider these drivers:

•	NCR is committed to driving further cost reductions, architecting a healthy operating model in all of our businesses, including Customer Services, which will position us to profitably grow the company. We know first-hand how difficult it is to compete and grow when burdened with high cost.

•	Longer term, the opportunities in the enterprise analytics and self-service markets should remain healthy. NCR is well-positioned in these markets with industry-leading products and sales professionals to create increased demand for our products and services. We will continue to invest to create greater value for our customers, investors and employees.

My sincere thanks to the people of NCR - it is through their ideas and hard work that we have made good progress in 2004; it will be through their continued determination and passion that we can accomplish even more.

And on behalf of NCR’s employees, many thanks to our investors for your continued interest and support.

Mark Hurd
President and Chief Executive Officer